# SEC Schedule 13D/A (Amendment No. 25) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MILLICOM INTERNATIONAL CELLULAR SA, CIK 0000912958
CUSIP: L6388F110
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 8400 NW 36th Street, Suite 530, Doral, Florida (FL), 33166
Date of event which requires filing of this statement: 02/10/2026
Filed by CIK 0001952901
Persons authorized to receive notices and communications: Denis Klimentchenko, Skadden, Arps, Slate, Meagher & Flom, (UK) LLP, 22 Bishopsgate, London, United Kingdom (X0), EC2N 4BQ, 44(0)20 7519 7289

## Reporting persons
- Atlas Investissement SAS (CIK 0001952901): type of reporting person: corporation (CO); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 70,470,018; sole dispositive power 0; shared dispositive power 70,470,018; aggregate amount beneficially owned 70,470,018 (42.2% of the class)
  Comment: (1) Reflects 70,470,018 common shares, par value $1.50 per share ("Common Shares") of Millicom International Cellular S.A., a Luxembourg company (the "Issuer"), beneficially owned by Atlas Investissement SAS, a company incorporated under French law as a societe par actions simplifiee ("Atlas Investissement"). Iliad Holding SAS ("Iliad Holding"), as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement. Maya SAS ("Maya"), as the controlling shareholder of Iliad Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Iliad Holding and Atlas Investissement. Xavier Niel, the President of Maya, Jules Niel, John Niel, Elisa Niel and Joseph Niel (together, the "Niel Family") may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement, Iliad Holding and Maya.
  
  (2) The percentage reflected in row 13 in the table above is calculated on the basis of 167,092,668 Common Shares outstanding as of October 31, 2025 (169,000,000 Common Shares outstanding, less 1,907,332 Common Shares held in treasury), as set forth in the last relevant update available on the date hereof on the Issuer's website.
- Iliad Holding SAS: type of reporting person: corporation (CO); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 70,470,018; sole dispositive power 0; shared dispositive power 70,470,018; aggregate amount beneficially owned 70,470,018 (42.2% of the class)
  Comment: (1) Reflects 70,470,018 Common Shares beneficially owned by Atlas Investissement. Iliad Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement. Maya, as the controlling shareholder of Iliad Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Iliad Holding and Atlas Investissement. The Niel Family may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement, Iliad Holding and Maya.
  
  (2) The percentage reflected in row 13 in the table above is calculated on the basis of 167,092,668 Common Shares outstanding as of October 31, 2025 (169,000,000 Common Shares outstanding, less 1,907,332 Common Shares held in treasury), as set forth in the last relevant update available on the date hereof on the Issuer's website.
- Maya SAS: type of reporting person: corporation (CO); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 70,470,018; sole dispositive power 0; shared dispositive power 70,470,018; aggregate amount beneficially owned 70,470,018 (42.2% of the class)
  Comment: (1) Reflects 70,470,018 Common Shares beneficially owned by Atlas Investissement. Iliad Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement. Maya, as the controlling shareholder of Iliad Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Iliad Holding and Atlas Investissement. The Niel Family may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement, Iliad Holding and Maya.
  
  (2) The percentage reflected in row 13 in the table above is calculated on the basis of 167,092,668 Common Shares outstanding as of October 31, 2025 (169,000,000 Common Shares outstanding, less 1,907,332 Common Shares held in treasury), as set forth in the last relevant update available on the date hereof on the Issuer's website.
- Xavier Niel: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 70,470,018; sole dispositive power 0; shared dispositive power 70,470,018; aggregate amount beneficially owned 70,470,018 (42.2% of the class)
  Comment: (1) Reflects 70,470,018 Common Shares beneficially owned by Atlas Investissement. Iliad Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement. Maya, as the controlling shareholder of Iliad Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Iliad Holding and Atlas Investissement. The Niel Family may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement, Iliad Holding and Maya.
  
  (2) The percentage reflected in row 13 in the table above is calculated on the basis of 167,092,668 Common Shares outstanding as of October 31, 2025 (169,000,000 Common Shares outstanding, less 1,907,332 Common Shares held in treasury), as set forth in the last relevant update available on the date hereof on the Issuer's website.
- Jules Niel: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 70,470,018; sole dispositive power 0; shared dispositive power 70,470,018; aggregate amount beneficially owned 70,470,018 (42.2% of the class)
  Comment: (1) Reflects 70,470,018 Common Shares beneficially owned by Atlas Investissement. Iliad Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement. Maya, as the controlling shareholder of Iliad Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Iliad Holding and Atlas Investissement. The Niel Family may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement, Iliad Holding and Maya.
  
  (2) The percentage reflected in row 13 in the table above is calculated on the basis of 167,092,668 Common Shares outstanding as of October 31, 2025 (169,000,000 Common Shares outstanding, less 1,907,332 Common Shares held in treasury), as set forth in the last relevant update available on the date hereof on the Issuer's website.
- John Niel: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 70,470,018; sole dispositive power 0; shared dispositive power 70,470,018; aggregate amount beneficially owned 70,470,018 (42.2% of the class)
  Comment: (1) Reflects 70,470,018 Common Shares beneficially owned by Atlas Investissement. Iliad Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement. Maya, as the controlling shareholder of Iliad Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Iliad Holding and Atlas Investissement. The Niel Family may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement, Iliad Holding and Maya.
  
  (2) The percentage reflected in row 13 in the table above is calculated on the basis of 167,092,668 Common Shares outstanding as of October 31, 2025 (169,000,000 Common Shares outstanding, less 1,907,332 Common Shares held in treasury), as set forth in the last relevant update available on the date hereof on the Issuer's website.
- Elisa Niel: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 70,470,018; sole dispositive power 0; shared dispositive power 70,470,018; aggregate amount beneficially owned 70,470,018 (42.2% of the class)
  Comment: (1) Reflects 70,470,018 Common Shares beneficially owned by Atlas Investissement. Iliad Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement. Maya, as the controlling shareholder of Iliad Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Iliad Holding and Atlas Investissement. The Niel Family may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement, Iliad Holding and Maya.
  
  (2) The percentage reflected in row 13 in the table above is calculated on the basis of 167,092,668 Common Shares outstanding as of October 31, 2025 (169,000,000 Common Shares outstanding, less 1,907,332 Common Shares held in treasury), as set forth in the last relevant update available on the date hereof on the Issuer's website.
- Joseph Niel: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 70,470,018; sole dispositive power 0; shared dispositive power 70,470,018; aggregate amount beneficially owned 70,470,018 (42.2% of the class)
  Comment: (1) Reflects 70,470,018 Common Shares beneficially owned by Atlas Investissement. Iliad Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement. Maya, as the controlling shareholder of Iliad Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Iliad Holding and Atlas Investissement. The Niel Family may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement, Iliad Holding and Maya.
  
  (2) The percentage reflected in row 13 in the table above is calculated on the basis of 167,092,668 Common Shares outstanding as of October 31, 2025 (169,000,000 Common Shares outstanding, less 1,907,332 Common Shares held in treasury), as set forth in the last relevant update available on the date hereof on the Issuer's website.

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: MILLICOM INTERNATIONAL CELLULAR SA
Address of issuer's principal executive offices: 8400 NW 36th Street, Suite 530, Doral, Florida (FL), 33166
Comment: This Amendment No. 25 ("Amendment No. 25") to Schedule 13D relates to the Common Shares, par value $1.50 per share (the "Common Shares"), of Millicom International Cellular S.A., a Luxembourg company (the "Issuer"), and amends and supplements the initial statement on Schedule 13D filed on February 24, 2023, as amended by Amendment No. 1 to the Schedule 13D filed on March 28, 2023, Amendment No. 2 to the Schedule 13D filed on April 26, 2023, Amendment No. 3 to the Schedule 13D filed on May 12, 2023, Amendment No. 4 to the Schedule 13D filed on May 25, 2023, Amendment No. 5 to the Schedule 13D filed on June 2, 2023, Amendment No. 6 to the Schedule 13D filed on July 24, 2023, Amendment No. 7 to the Schedule 13D filed on August 24, 2023, Amendment No. 8 to the Schedule 13D filed on October 2, 2023, Amendment No. 9 to the Schedule 13D filed on November 8, 2023, Amendment No. 10 to the Schedule 13D filed on January 17, 2024, Amendment No. 11 to the Schedule 13D filed on May 23, 2024, Amendment No. 12 to the Schedule 13D filed on July 3, 2024, Amendment No 13. to the Schedule 13D filed on July 22, 2024, Amendment No. 14 to the Schedule 13D filed on August 2, 2024, Amendment No. 15 to the Schedule 13D filed on August 26, 2024, Amendment No. 16 to the Schedule 13D filed on September 9, 2024, Amendment No. 17 to the Schedule 13D filed on October 11, 2024, Amendment No. 18 to the Schedule 13D filed on March 12, 2025, Amendment No. 19 to the Schedule 13D filed on March 17, 2025, Amendment No. 20 to the Schedule 13D filed on August 13, 2025, Amendment No. 21 to the Schedule 13D filed on August 22, 2025, Amendment No. 22 to the Schedule 13D filed on September 4, 2025, Amendment No. 23 to the Schedule 13D filed on September 22, 2025, and Amendment No. 24 to the Schedule 13D filed on November 12, 2025 (as so amended, the "Schedule 13D"). Capitalized terms used but not defined in this Amendment No. 25 shall have the same meanings ascribed to them in the Schedule 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

On February 10, 2026, NJJ Cactus SAS, a French societe par actions simplifiee and affiliate of the filing persons (the "NJJ Investor"), Millicom Spain, S.L., a Spanish private limited liability company (sociedad limitada) and controlled affiliate of the Issuer (the "MIC Investor") and Celtel Chile, S.L., a Spanish private limited liability company (sociedad limitada) (the "Company"), entered into a call option agreement (the "Call Option Agreement") in connection with the acquisition by the Company of all issued and outstanding shares of Telefonica Moviles Chile S.A., a sociedad anonima cerrada duly organized under the Laws of the Republic of Chile (the "Target"). The Call Option Agreement sets forth the principal terms governing the transfer by the NJJ Investor and the MIC Investor of their equity securities in the Company and/or in the Target in accordance with its terms.

Pursuant to the Call Option Agreement, the MIC Investor has been granted a call option (the "MIC Call Option") entitling it, during two specified 30-day periods following the fifth and sixth anniversaries of the purchase of the Target, to require the NJJ Investor to sell all (and not less than all) of its equity interests in the Company (the "MIC Call Option Equity Securities") to the MIC Investor (or alternatively, to sell all the Company's equity interests in the Target to the MIC Investor, at the NJJ Investor's election). The purchase price for the MIC Call Option Equity Securities is payable, at the election of the NJJ Investor, in a combination (subject to certain limitations) of (i) cash, in immediately available funds, and (ii) newly issued shares of the Issuer in a number determined by reference to a volume weighted average price over a specified period. If the MIC Call Option is not exercised by the MIC Investor during such periods, the NJJ Investor has been granted a call option entitling it to require the MIC Investor to sell all (and not less than all) of its equity interests in the Company to the NJJ Investor.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended by adding the following exhibits:

43. Call Option Agreement, dated February 10, 2026 by and among NJJ Cactus SAS, Millicom Spain, S.L. and Celtel Chile, S.L.

## Signatures
- Atlas Investissement SAS: /s/ Anthony Maarek, Anthony Maarek, Managing Director (02/12/2026)
- Iliad Holding SAS: /s/ Xavier Niel, Xavier Niel, President of Maya SAS, itself President of Iliad Holding SAS (02/12/2026)
- Maya SAS: /s/ Xavier Niel, Xavier Niel, President (02/12/2026)
- Xavier Niel: /s/ Xavier Niel, Xavier Niel (02/12/2026)
- Jules Niel: /s/ Jules Niel, Jules Niel (02/12/2026)
- John Niel: /s/ John Niel, John Niel (02/12/2026)
- Elisa Niel: /s/ Xavier Niel, Xavier Niel, Attorney-in-Fact, for and on behalf of as Parent/Guardian of Elisa Niel (02/12/2026)
- Joseph Niel: /s/ Xavier Niel, Xavier Niel, Attorney-in-Fact, for and on behalf of as Parent/Guardian of Joseph Niel (02/12/2026)